AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE TO ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II (Name of Issuer) JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II (Name of Person Filing Statement)

SHARES OF COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

41013T105
(CUSIP Number of Class of Securities)

Alfred P. Ouellette
Senior Counsel and Assistant Secretary
601 Congress Street
Boston, Massachusetts 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

CALCULATION OF FILING FEE
TRANSACTION VALUATION $	*	AMOUNT OF FILING FEE: None.

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1. ☒issuer tender offer subject to Rule 13e-4. ☐going-private transaction subject to Rule 13e-3. ☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1—11.

Not applicable.

Item 12. Exhibits

Text of press release issued on January 9, 2009 relating to John Hancock Patriot Premium Dividend Fund II.

Item 13. Information Required by Schedule 13E-3.

Not applicable.